Exhibit 1.01

ART’S-WAY MANUFACTURING CO., INC.

Conflict Minerals Report

For the reporting period from January 1, 2023 to December 31, 2023

This Conflict Minerals Report (the “Report”) of Art’s-Way Manufacturing Co., Inc. (the “Company,” “we,” “our,” and “us”) has been prepared by our management on a consolidated basis pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”).

The Rule requires disclosure of certain information when a registrant manufactures, or contracts to manufacture, products and the minerals specified in the Rule are necessary to the functionality or production of these products. The specified minerals, which are referred to herein as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

If a registrant knows or has reason to believe that any of the Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the Securities and Exchange Commission (the “SEC”) that includes a description of those due diligence measures. As described in this Report, one of our segments manufactures, or contracts to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of such products, and we have conducted a reasonable country of origin inquiry regarding such Conflict Minerals.

Company Summary

We began operations as a farm equipment manufacturer in 1956. Since that time, we have become a worldwide manufacturer of agricultural equipment, specialized modular science buildings, and steel cutting tools. Our principal manufacturing plant is located in Armstrong, Iowa.

For the Reporting Period, our business was organized into three operating segments:

●	Our agricultural products segment manufactures and distributes farm equipment under our own and private labels.

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Our modular buildings segment manufactures modular buildings for various uses, commonly animal containment and research laboratories, through our wholly-owned subsidiary, Art’s-Way Scientific, Inc., an Iowa corporation.

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Our tools segment manufactures standard single point brazed carbide tipped tools, as well as PCD (polycrystalline diamond) and CBN (cubic boron nitride) inserts and tools, through our wholly-owned subsidiary, Ohio Metal Working Products/Art’s Way, Inc., an Ohio corporation. We ceased operations of our tools segment in July of 2023.

Description of the Company’s Products Covered by this Report

This Report relates to products (a) that we manufactured or contracted to be manufactured, (b) for which the manufacturing was completed during the Reporting Period, and (c) for which Conflict Minerals are necessary to the functionality or production of such products. These products, which are referred to herein as the “Covered Products,” are standard single point brazed carbide tipped tools, as well as PCD and CBN inserts and tools, manufactured or contracted to be manufactured by our tools segment.

Reasonable Country of Origin Inquiry

As required by the Rule, we conducted a reasonable country of origin inquiry regarding the Conflict Minerals in our Covered Products. This reasonable country of origin inquiry was designed to determine whether we would have reason to believe that any of the Conflict Minerals necessary to the functionality or production of our products may have originated in a Covered Country or may be from recycled or scrap sources. To the extent necessary following the reasonable country of origin inquiry, we also exercised due diligence on the source and chain of custody of the Conflict Minerals.

Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters, or refiners, and, therefore, we must rely on our suppliers to provide information regarding the origin of Conflict Minerals included in our Covered Products.

We identified suppliers to be surveyed by reviewing direct material purchases during the Reporting Period and by conducting internal interviews with our Engineering Department and Purchasing Department, which revealed that we may have exposure to Conflict Minerals at one of our facilities. Based on the interviews and purchasing records, we generated a list of seven suppliers that may provide materials containing Conflict Minerals and mailed a letter to each supplier which requested information regarding its suppliers and sources. The letter contained information guiding the supplier through the process of completing a survey to help us disclose the use of Conflict Minerals from Covered Countries in our products. Our follow-up procedure involves the mailing of additional requests for information, as well as email follow-up, if possible.

Due Diligence Measures

Based on the information that was provided by our suppliers and otherwise pursuant to the due diligence process, we performed due diligence measures on the source and chain of custody of Conflict Minerals necessary to the functionality or production of the Covered Products, which may have originated from the Covered Countries. We reviewed supplier responses and followed up with suppliers to request smelter or refiner information. We received responses on two out of seven supplier inquiries. These two suppliers indicated the Conflict Minerals used in their products did not originate from a Covered Country. Because a large portion of our inquiries did not receive responses, we determined our efforts did not obtain sufficient information with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products, and, as such, we cannot reasonably determine that the Conflict Minerals in the Covered Products do not come from a Covered Country. We continue to request information from suppliers regarding the sourcing of materials to properly determine if they are Conflict Materials.

Additionally, we have not acquired sufficient information to enable us to make a reasonable determination as to the facilities that produce the Conflict Minerals in the Covered Products, nor can we make a reasonable determination as to the location of the mine or other location of origin of the Conflict Minerals in the Covered Products.

Independent Private Sector Audit

Pursuant to guidance issued by the SEC, including statements made on April 7, 2017 by both the SEC’s Acting Chairman and the SEC’s Division of Corporation Finance, the Company is not required to describe any of its products as “DRC conflict free”, “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free’.” Therefore, the Company makes no conclusion in this regard in this report. Furthermore, given that the Company has not voluntarily elected to describe any of its products as “DRC conflict free”, an independent private sector audit of this report has not been conducted.

Future Actions

In connection with the annual preparation of the Form SD and the associated due diligence related to Conflict Minerals, we anticipate taking the following steps, among others, to improve our reasonable country of origin and follow-up due diligence measures and further mitigate the risk that the Conflict Minerals contained in our products finance or benefit armed groups in the Covered Countries: increasing the response rate of suppliers; enhancing our due diligence procedures to be able to determine with greater specificity the location of origin for Conflict Minerals included in the Covered Products; investigating whether implementing a conflict minerals policy and supplier compliance program would be in our best interests; and engaging in industry initiatives encouraging conflict-free supply chains.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our reasonable country of origin process and to mitigate the risk around the sourcing of conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include lack of progress in carrying out these plans in a timely manner or at all; lack of cooperation or progress by our employees and suppliers or by our suppliers’ respective suppliers and smelters; or ineffectiveness of these plans altogether. In addition, the important factors described in reports and documents that we file from time to time with the SEC should also be considered. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.